UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                         Urstadt Biddle Properties Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    917286205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   917286205
---------------------


1.   NAMES OF REPORTING PERSONS

          Wesley Capital Management, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          52-2280947

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (a) [_]
                                                                       (b) [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.00%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO

--------------------------------------------------------------------------------

CUSIP No.   917286205
---------------------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Arthur Wrubel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (a) [_]
                                                                       (b) [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.00%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

--------------------------------------------------------------------------------

CUSIP No.   917286205
---------------------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John Khoury

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (a) [_]
                                                                       (b) [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.00%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

--------------------------------------------------------------------------------

CUSIP No.   917286205
---------------------


Item 1(a).  Name of Issuer:

                 Urstadt Biddle Properties Inc.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

                 321 Railroad Avenue, Greenwich, Connecticut 06830
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

                 This Schedule 13G/A is being jointly filed by Wesley Capital
            Management, LLC (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury. Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this Schedule 13G/A as the "Reporting Persons."

                 The Reporting Persons have entered into a Joint Filing
            Agreement, dated February 14, 2008, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(i) of the Act.
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

                 The address of the principal business office of each Reporting
            Person is 717 5th Avenue, 14th Floor, New York, NY 10022.
            --------------------------------------------------------------------

      (c).  Citizenship:

                 The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

                 Common Stock, $0.01 par value
            --------------------------------------------------------------------

      (e).  CUSIP Number:

                 917286205
            --------------------------------------------------------------------


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

                 Not applicable.
            --------------------------------------------------------------------



Item 4.     Ownership.

                 Provide the following information regarding the aggregate
            number and percentage of the class of securities of the issuer identified in Item 1.

      A.    Wesley Capital Management, LLC

       (a)    Amount beneficially owned:  0

       (b)    Percent of class:  0.00%

       (c)    Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:                  0

          (ii)   Shared power to vote or to direct the vote:                0

          (iii)  Sole power to dispose or to direct the
                 disposition of:                                            0

          (iv)   Shared power to dispose or to direct the
                 disposition of:                                            0.

      B.    Arthur Wrubel

       (a)    Amount beneficially owned:  0

       (b)    Percent of class:  0.00%

       (c)    Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:                  0

          (ii)   Shared power to vote or to direct the vote:                0

          (iii)  Sole power to dispose or to direct the
                 disposition of:                                            0

          (iv)   Shared power to dispose or to direct the
                 disposition of:                                            0.

      C.    John Khoury

       (a) Amount beneficially owned: 0

       (b) Percent of class: 0.00%

       (c) Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:                  0

          (ii)   Shared power to vote or to direct the vote:                0

          (iii)  Sole power to dispose or to direct the
                 disposition of:                                            0

          (iv)   Shared power to dispose or to direct the
                 disposition of:                                            0.
            --------------------------------------------------------------------


Item 5.     Ownership of Five Percent or Less of a Class.

                 This Final Amendment reflects that as of December 31, 2007, each Reporting Person owned less than 5% of the Common Shares of the Issuer.
            --------------------------------------------------------------------


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                 Not applicable.
            --------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                 Not applicable.
            --------------------------------------------------------------------


Item 8.     Identification  and  Classification  of Members of the Group.

                 Not applicable.
            --------------------------------------------------------------------


Item 9.     Notice of Dissolution of Group.

                 Not applicable.
            --------------------------------------------------------------------


Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 13, 2008
                                         ------------------------------
                                              (Date)


                                         Wesley Capital Management, LLC*

                                         By:  /s/ Arthur Wrubel
                                         ------------------------------
                                           Name:  Arthur Wrubel
                                          Title:  Managing Member

                                         By:  /s/ John Khoury
                                         ------------------------------
                                           Name:  John Khoury
                                          Title:  Managing Member


                                         By:  /s/ Arthur Wrubel*
                                         ------------------------------
                                                  Arthur Wrubel, individually


                                         By: /s/  John Khoury*
                                         ------------------------------
                                                  John Khoury, individually


* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


The undersigned agree that this Schedule 13G/A dated February 13, 2008 relating to the Common Stock of Urstadt Biddle Properties Inc. shall be filed on behalf of the undersigned.


                                         Wesley Capital Management, LLC

                                         By:  /s/ Arthur Wrubel
                                         ------------------------------
                                           Name:  Arthur Wrubel
                                          Title:  Managing Member


                                        By: /s/ John Khoury
                                        ----------------------------------------
                                           Name: John Khoury
                                          Title: Managing Member


                                         By:  /s/ Arthur Wrubel
                                         ------------------------------
                                                  Arthur Wrubel, individually


                                         By: /s/  John Khoury
                                         ------------------------------
                                                  John Khoury, individually





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